UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2015

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                    to                   .

Commission File Number: 000-54660

LIBERTY TAX SERVICE 401(K) PLAN
(Full title of the Plan)

Liberty Tax, Inc.
1716 Corporate Landing Parkway
Virginia Beach, Virginia 23454
(Name of issuer of the securities held pursuant to the plan and address of its principal executive office)

LIBERTY TAX SERVICE 401(K) PLAN

*                                         All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Trustees of
Liberty Tax Service 401(k) Plan
Virginia Beach, Virginia

We have audited the accompanying statements of net assets available for benefits of the Liberty Tax Service 401(k) Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the plan’s control over financial reporting.  Accordingly, we express no such opinion.   An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule of Assets (held at end of year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of Liberty Tax Service 401(k) Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Cherry Bekaert LLP
Virginia Beach, Virginia
June 28, 2016

LIBERTY TAX SERVICE 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2015 AND 2014

	2015	2014
ASSETS
Investments at fair value	$16,273,145	$18,192,777
Receivables:
Notes receivable from participants	124,334	126,115
Employer contributions	—	18,381
Participant contributions	—	49,484
Total receivables	124,334	193,980
Total assets	16,397,479	18,386,757
LIABILITIES
Excess contributions payable	35,935	—
Net assets available for benefits	$16,361,544	$18,386,757

The accompanying notes to the financial statements are an integral part of these statements.

LIBERTY TAX SERVICE 401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2015

Additions to net assets attributed to:
Investment loss:
Net depreciation in fair value of investments	$(2,239,736)
Dividends	395,030
Net investment loss	(1,844,706)
Interest on notes receivable from participants	5,769
Contributions:
Employer	501,553
Participant	1,256,970
Rollover	217,886
Total contributions	1,976,409
Total additions	137,472

Deductions from net assets attributed to:
Benefits paid to participants	2,140,709
Administrative expenses	21,976
Total deductions	2,162,685
Net decrease	(2,025,213)
Net assets available for benefits:
Beginning of year	18,386,757
End of year	$16,361,544

The accompanying notes to the financial statements are an integral part of these statements.

LIBERTY TAX SERVICE 401(K) PLAN
NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

Note 1—Description of the Plan

The following brief description of the Liberty Tax Service 401(k) Plan (the “Plan”) is provided for general information purposes only. Reference should be made to the Plan agreement for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan, established in January 1998, which was amended and restated effective during the 2015 plan year, covering substantially all employees of JTH Tax, Inc. d/b/a Liberty Tax Service (the “Company” or “Employer”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Participation - Prior to February 26, 2015, all active full-time employees of the Company who have attained age 18 are eligible to participate after completing three months of service. Part-time, temporary and seasonal employees may not participate, unless the employee completes at least 1,000 hours of service during the initial eligibility computation period, or the Plan year. Effective February 26, 2015, all active full-time and part-time employees who have attained age 18 are eligible to participate after completing three months of service. Temporary and seasonal employees may not participate in the Plan.

Administration - The Company is the Plan Sponsor and Plan Administrator. The Plan is administered by the Plan Sponsor, which serves without compensation. The Plan Administrator has the overall responsibility and authority as the named fiduciary to manage and control the operations and administration of the Plan and may designate one or more individuals to perform those responsibilities. Prior to February 26, 2015, certain assets of the Plan were held by Branch Banking and Trust Company (“BB&T”), as Trustee of the Plan. Bank of America/Merrill Lynch ("BoA/ML") became Trustee of the Plan on February 26, 2015. In addition, the Plan has established an ancillary trust to hold the shares of Liberty Tax, Inc. Class A common stock investments as described in Note 3. Prior to February 26, 2015, these investments were held by BB&T as Custodian. Effective February 26, 2015, the custody of these investments was transferred to BoA/ML. Certain administrative functions are performed by employees of the Company. These employees do not receive compensation from the Plan.

Contributions - Participants are automatically enrolled in the Plan when they become eligible with pre-tax contributions set at 2% of compensation, unless the participant elects a different amount or opts out of the Plan. Participants may contribute up to 86% of annual compensation, as defined in the Plan. Participants may also transfer amounts representing distributions from other qualified plans. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Contributions are subject to certain limitations as defined in the Plan and the Internal Revenue Code (“IRC”). The contribution limitation for 2015 was $18,000 and the catch-up contribution limitation was $6,000. Participants direct the investment of their contributions into various investment options. The Plan currently offers various mutual funds, a common collective trust fund, and Liberty Tax Inc. Class A common stock as investment options for participants. Participants direct their investments at all times. In addition, a participant may direct after-tax contributions into Roth 401(k) accounts, subject to certain limits. Roth 401(k) accounts allow participants to elect to be taxed currently on part or all of their contributions made to the Plan. Future distributions of Roth 401(k) contributions and the related earnings are not taxed if certain requirements are met.

The Company makes matching contributions to the Plan equal to 50% of participant’s elective salary deferral not to exceed 3% of each participant’s bi-weekly compensation. Contributions are subject to certain limitations. The matching Company contribution is invested as directed by the participant.

Participant Accounts - Each participant’s account is credited with the participant’s contributions and an allocation of (a) the Company’s matching contributions, and (b) investment earnings (including net appreciation and depreciation in fair value of investments) and charged with an allocation of administrative expenses not paid by the Company. Allocations are based on participant compensation or account balances, as defined by the Plan. The benefit to which the participant is entitled is the benefit that can be provided from the participant’s account at the time of retirement, termination, total disability, or death.

Notes Receivable From Participants - Employees are eligible to borrow up to $50,000 minus the highest outstanding loan balance on the date the loan is requested or at any time during the immediate 12 month period preceding the loan request, or 50% of the vested balance (excluding amounts invested in Liberty Tax Inc. Class A common stock), whichever is less, for any purpose. The loans are secured by the balance in the participant’s account, except for any amounts invested in Liberty Tax Inc. Class A common stock, and bear a fixed interest rate set the time of the application at the Prime Rate, as reported by the Wall Street Journal, plus 1% (4.25% as of December 31, 2015). Loans must be repaid within five years. Principal and interest are paid through bi-weekly payroll deductions.

Vesting - Each participant is fully vested in his or her contributions and Company matching contributions plus actual earnings thereon.

Benefits and Payments - On termination of service due to death, disability, or retirement, a participant receives a lump-sum amount equal to the value of the participant’s vested interest in his or her account, unless the participant elects an annuity option. On termination of service prior to normal retirement age, as defined by the Plan, the participant’s vested account balance is automatically distributed if the vested account balance is under $1,000. If the participant’s vested account balance is over $1,000, the participant may elect to postpone their distribution until normal retirement age, as defined by the Plan. Participants that have reached the age 70½ may be required to take certain minimum distributions, which are paid in annual installments not to extend beyond the participant’s life expectancy. Participants may also withdraw all or any part of their vested account balance after having attained age 59½, incurred a disability, or incurred a financial hardship in accordance with the Plan. For financial hardship payments, only the participant’s elective contributions are available for withdrawal, subject to certain conditions as defined by the Plan. In addition to financial hardship payments, a participant may also receive an in-service distribution from their Company matching contributions if the participant has participated in the Plan for 60 months.

Note 2—Summary of significant accounting policies

Basis of Accounting - The financial statements of the Plan are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Board of Trustees determines the Plan’s valuation policies utilizing information provided by investment advisors, custodians and insurance companies. See Note 6 for further discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date and interest income is recognized when earned. Net depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Benefits Paid to Participants - Benefits are recorded when paid.

Notes Receivable from Participants - Notes receivable from participants are reported at their unpaid principal balances plus any accrued but unpaid interest. Delinquent loans are treated as distributions based upon the terms of the Plan document.

Excess Contributions - Contributions received from participants during 2015 are net of an accrual of $35,935 as of December 31, 2015 for the return to certain active participant's excess deferral contributions as required to satisfy the relevant nondiscrimination provisions of the Plan. That amount is also included in the Plan’s statement of net assets available for benefits as excess contributions payable at December 31, 2015.

Administrative Expenses - Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Fees related to the administration of notes receivable are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation of fair value of investments.

New Accounting Pronouncements - In May 2015, the FASB issued Accounting Standards Update (“ASU”) 2015- 07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), which exempts investments measured using the net asset value (“NAV”) practical expedient in ASC 820, Fair Value Measurement, from categorization within the fair value hierarchy. The guidance requires retrospective application and is effective for the Plan, beginning after December 15, 2015. Early adoption is permitted. Management elected to early adopt the provisions of the new standard. Accordingly, the amendment was retrospectively applied.

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965): Part (I) Fully Benefit- Responsive Investment Contracts, Part (II) Plan Investment Disclosures, Part (III) Measurement Date Practical Expedient. This three-part standard simplifies employee benefit plan reporting with respect to fully benefit-responsive investment contracts and plan investment disclosures, and provides for a measurement-date practical expedient. Parts I and II are effective for fiscal years beginning after December 15, 2015 and should be applied retrospectively, with early application permitted. Part III is effective for fiscal years beginning after December 15, 2015 and should be applied prospectively. Management has elected to adopt Parts I and II early. Accordingly, the amendments were retrospectively applied. Part III is not applicable to this Plan.

Note 3—Related party transactions

Certain Plan investments are shares of Liberty Tax, Inc. Class A common stock. Liberty Tax, Inc. is the parent company of the Plan sponsor. The Plan held 156,968 and 171,557 shares of Liberty Tax, Inc. Class A common stock at December 31, 2015 and 2014, respectively, valued at 3,740,617 and $6,131,459, respectively. During the years ended December 31, 2015 and 2014, purchases of shares by the Plan totaled 3,154 and 556, respectively, and sales of shares by the Plan totaled 17,743 and 19,027, respectively. This investment and transactions in this investment qualify as party-in-interest transactions which are exempt from the prohibited transaction rules of ERISA.

The Plan’s ancillary trustee over the shares of Liberty Tax, Inc. Class A common stock, held in trust by the Plan, has the rights, powers, duties, and discretion over these assets as the Employer may delegate subject to any limitations or directions specified in the terms of the Plan and by ERISA. Because the Plan’s ancillary trustee has full fiduciary responsibilities under ERISA for these assets held in trust by the Plan, and also has a participant account balance within the Plan, the transactions in this participant’s account qualify as party-in-interest transactions. The party-in-interest transactions are exempt from the prohibited transaction rules of ERISA. The ancillary trustee’s participant account balance in the trust was 90.2% and 81.0% of the trust at December 31, 2015 and 2014, respectively.

Transactions with the Trustee of the Plan qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules of ERISA. For the year ended December 31, 2015, total administrative fees paid by the Plan to parties-in-interest were $21,976.

Note 4—Plan termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions set forth in ERISA.

Note 5—Income tax status

BOA/ML, the Sponsor of the prototype plan adopted by the Plan’s Sponsor, has received a favorable opinion letter from the Internal Revenue Service (the “IRS”) dated March 31, 2014. The Plan’s Sponsor has not submitted its own document to the IRS for a determination letter, but is relying on the letter obtained by BOA/ML. It is the opinion of the Plan Administrator that the Plan and its underlying trust have operated within the terms of the Plan and are qualified under the applicable provisions of the IRC.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015 and 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

Note 6—Fair value measurements

Fair value measurements and disclosures provide the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1 -Inputs to the valuation methodology are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan can access at the measurement date.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs that are unobservable inputs for the asset or liability.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no significant changes in the methodologies used at December 31, 2015 and 2014.

Common Collective Trust Fund - Valued at the net asset value ("NAV") of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

Mutual Funds - Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end funds that are registered with the U.S. Securities and Exchange Commission ("SEC"). These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common Stock of Plan Sponsor Parent Company - Shares of Class A common stock of Liberty Tax, Inc., are valued at the quoted price in an active market and classified within Level 1 of the valuation hierarchy.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2015 and 2014:

	Assets at Fair Value at December 31, 2015
	Level 1	Level 2	Level 3	Total

Mutual funds	$10,054,368	$—	$—	$10,054,368
Common stock of Plan sponsor parent company	3,740,617	—	—	3,740,617
Total assets in the fair value hierarchy	$13,794,985	$—	$—	13,794,985
Investments measured at net asset value				2,478,160
Investments at fair value				$16,273,145

	Assets at Fair Value at December 31, 2014
	Level 1	Level 2	Level 3	Total

Mutual funds	$10,591,816	$—	$—	$10,591,816
Common stock of Plan sponsor parent company	6,131,459	—	—	6,131,459
Total assets in the fair value hierarchy	$16,723,275	$—	$—	16,723,275
Investments measured at net asset value				1,469,502
Investments at fair value				$18,192,777

There were no transfers out of Level 1 to Level 2 during 2015. Transfers are recognized at the end of the reporting period.

The following table summarizes investments measured at fair value based on net asset value per share:

	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
December 31, 2015
Morley Stable Asset Fund	$2,478,160	n/a	Daily	30 Days

December 31, 2014
Morley Stable Asset Fund	$1,469,502	n/a	Daily	30 Days

The Morley Stable Asset Fund is a collective investment trust whose objective is to provide preservation of capital, relatively stable returns consistent with its comparatively low risk profile and liquidity for benefit responsive payments.  The Morley Stable Value Fund invests primarily in a variety of high quality stable value investment contracts as well as cash and cash equivalents.  Unit holders may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value daily.  Withdrawals other than benefit payments and transfers require twelve-month advance written notice.  Certain Plan sponsor-directed actions also require advance written notice and may limit the ability of unit holders to transact at contract value.  Such events include but are not limited to: (i) trustee or Plan sponsor-directed reallocation of investments; (ii) company-sponsored layoffs/termination of groups of employees; (iii) disposing of or selling a component of the business which involves the transfer or termination of employees; (iv) terminating the Morley Stable Value Fund as an investment option of the Plan; and (v) terminating the Plan. The Plan Administrator does not believe any events which would limit unit holders to transact at contract value are probable of occurring.

Note 7—Risks and uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

LIBERTY TAX SERVICE 401(K) PLAN
EIN: 54-1828391, PLAN NUMBER: 001
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
FORM 5500, SCHEDULE H, PART IV, LINE 4i

DECEMBER 31, 2015

	(b) Identity of Issuer, Borrower,	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral,		(e) Current
(a)	Lessor or Similar Party	Par, or Maturity Value		Value
	Common collective trust fund
	Morley Stable Asset Fund	100,493.1008	shares	2,478,160
	Mutual funds
	MFS Mid Cap Value Fun	32,032.889	shares	595,171
	Janus Enterprise Fund	4,476.0757	shares	378,676
	Wells Fargo Core Bond Fund	171,943.8819	shares	2,226,674
	Invesco Comstock Fund	43,208.0137	shares	936,750
	Blackrock Inflation Protection Fund	62,219.8209	shares	629,042
	Blackrock S&P 500 Index Fund	8,118.4677	shares	1,985,128
	Oppenheimer International Growth Fund	28,393.809	shares	1,024,449
	Prudential Jennison Growth Fund	23,105.392	shares	686,230
	Clearbridge Small Cap Growth Fund	5,130.8568	shares	135,916
	Delaware Small Cap Value Fund	7,853.2322	shares	360,385
	Templeton Foreign Fund	171,778.6247	shares	1,095,947

	Total Mutual Funds			10,054,368
	Common stock of plan sponsor parent company
*	Class A common stock of JTH Holding, Inc.	156,967.7528	shares	3,740,617
	Other
*	Notes receivable from participants, interest rates from 4.25%, with maturities through 2020.	N/A	shares	124,334
	Total Assets (Held at End of Year)			$16,397,479

Note: An (*) in column (a) denotes a person known to be a party-in-interest to the Plan.
Column (d) is not presented since cost of investments is not required for participant-directed investments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Liberty Tax Service 401(k) Plan
June 28, 2016
/s/ Kathleen E. Donovan
Kathleen E. Donovan
Plan Administrator and Secretary,
Liberty Tax, Inc.